UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 333-69686

NOTIFICATION OF LATE FILING

(Check one):

[X] Form 10-KSB

[_] Form 20-F

[_] Form 11-K

[  ] Form 10-QSB

[_] Form N-SAR

[_] Form N-CSR

For Period Ended: December 31, 2004

[_] Transition Report on Form 10-KSB

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Full Name of Registrant: UNIVERCELL HOLDINGS, INC.

Former Name if Applicable: N/A

Address of Principal Executive Office: 4779 Collins Avenue, Miami Beach, Florida 33140

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a)        The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)        The subject report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

(c)        The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-KSB could not be filed within the prescribed time period.

We are missing certain information required to file a complete and accurate report.

PART IV - OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

Sean Y. Fulda (800) 765-2355

(Name) (Area Code) (Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). Yes X  No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The issuer decided to terminate its remaining operations on September 20, 2004. As a result, there will be essentially no revenue from operations for the fourth quarter, and reported results for the year will relate to discontinued operations.

Univercell Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2005

                                                                        By:       /s/ Sean Y. Fula

                                                                                    Sean Y. Fulda

                                                                                    President